Exhibit 34.9

GRANT THORNTON LLP
1201 Walnut St., Suite 2200	REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Kansas City, MO 64112

D +1 816 412 2400
F +1 816 412 2404

To the Management of CoreLogic Solutions, LLC:

We have examined management’s assertion, included in the accompanying Management’s Assertion on Assessment of Compliance with SEC Regulation AB Servicing Criteria (“Management’s Report”), that CoreLogic Solutions, LLC. (the “Company”) complied with the servicing criteria set forth in Item 1122(d) of the U.S. Securities and Exchange Commission’s Regulation AB for the commercial mortgage loan outsourcing customers on the FACTS and NTS 2001 platforms for which the Company served as the tax service provider (the “Platform”) as of and for the year ended December 31, 2021 excluding criteria 1122(d)(1)(i–iii), 1122(d)(1)(v), 1122(d)(2)(i), 1122(d)(2)(iii–iv), 1122(d)(3)(i–iv), 1122(d)(4)(i–x), and 1122(d)(4)(xii– xv), which management has determined are not applicable to the activities performed by the Company with respect to the Platform. The Platform consists of the transactions performed for commercial mortgage loan outsourcing customers for which the Company served as the tax service provider.. Management is responsible for the Company’s compliance with the applicable servicing criteria. Our responsibility is to express an opinion on management’s assertion about the Company’s compliance with the applicable servicing criteria for the Platform based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants, and, accordingly, included examining, on a test basis, evidence about the Company’s compliance with the applicable servicing criteria for the Platform and performing such other procedures as we considered necessary in the circumstances. Our examination included testing selected asset-backed transactions and securities constituting the Platform and evaluating whether the Company performed servicing activities related to those transactions and securities in compliance with the applicable servicing criteria for the period covered by this report. Accordingly, our testing may not have included servicing activities related to each asset-backed transaction or security constituting the Platform. Further, our examination was not designed to detect material noncompliance that may have occurred prior to the period covered by this report and that may have affected the Company’s servicing activities during the period covered by this report. We believe that our examination provides a reasonable basis for our opinion.  Our examination does not provide a legal determination on the Company’s compliance with the applicable servicing criteria.

GT.COM	Grant Thornton LLP is the U.S. member firm of Grant Thornton International Ltd (GTIL). GTIL and each of its member firms are separate legal entities and are not a worldwide partnership

In our opinion, management’s assertion that CoreLogic Solutions, LLC complied with the aforementioned applicable servicing criteria as of and for the year ended December 31, 2021 for the commercial mortgage loan outsourcing customers for which the Company served as the tax service provider is fairly stated, in all material respects..

Kansas City, Missouri
January 31, 2022